SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

ChinaEdu Corporation
(Name of Issuer)

Ordinary shares, par value US$0.01
(Title of Class of Securities)

16945L107(**)
(CUSIP Number)

David Stafford McGraw-Hill Global Education Intermediate Holdings, LLC 2 Pennsylvania Plaza #6, New York, NY 10121 (212) 904-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(**) This CUSIP number applies to the Issuer’s American Depositary shares, each representing three ordinary shares.  No CUSIP has been assigned to the ordinary shares.

13D
CUSIP No. 16945L107	Page 2 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON McGraw-Hill Global Education Intermediate Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 3 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON MHE US Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 4 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON MHE Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 5 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Georgia Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON CO

13D

CUSIP No. 16945L107	Page 6 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Co-Investors (MHE), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON PN

13D

CUSIP No. 16945L107	Page 7 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management (MHE), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 8 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON AP Georgia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON PN

13D

CUSIP No. 16945L107	Page 9 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON AP Georgia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 10 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON PN

13D

CUSIP No. 16945L107	Page 11 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON AIF VII Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 12 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON PN

13D

CUSIP No. 16945L107	Page 13 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON OO

13D

CUSIP No. 16945L107	Page 14 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON PN

13D

CUSIP No. 16945L107	Page 15 of 22

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER - 0 - (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER - 0 - (See Items 2, 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON OO

This Amendment No.7 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the SEC on August 23, 2013, as amended by Amendment No. 1 on September 13, 2013, Amendment No. 2 on September 16, 2013, Amendment No. 3 on September 19, 2013, Amendment No. 4 on October 16, 2013, Amendment No. 5 on December 6, 2013 and Amendment No. 6 on January 3, 2014 (the “Schedule 13D”), which relates to the ordinary shares, par value US$0.01 (the “Ordinary Shares”), of ChinaEdu Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.  Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the last two paragraphs of Item 2 with the below paragraphs:

As further described in Item 4 below, MHGE Intermediate and the Additional Consortium Members executed a Deed of Adherence, dated December 5, 2013, in connection with a consortium agreement, dated August 16, 2013 (the “Consortium Agreement”), as amended on December 5, 2013, pursuant to which MHGE Intermediate and the Additional Consortium Members were admitted as consortium members with Mr. Shawn Ding, Ms. Julia Huang, Moral Known Industrial Limited and South Lead Technology Limited (collectively, the “Founder Parties”), the existing shareholders of the Issuer as set forth in the Consortium Agreement (collectively, the “Existing Shareholders”).  As a result of the Consortium Agreement and immediately prior to the Effective Time, the Reporting Persons may be deemed to (a) constitute a “group” (within the meaning of Rule 13d-5(b) of the Act) with the Founder Parties, the Existing Shareholders and the Additional Consortium Members and (b) beneficially own the 18,363,243 Ordinary Shares of the Issuer.

Each Reporting Person hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by the Founder Parties, the Existing Shareholders, the Additional Consortium Members or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Act) with the Founder Parties, the Existing Shareholders, the Additional Consortium Members or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, beneficially owns any Ordinary Shares beneficially owned by the Founder Parties, the Existing Shareholders, the Additional Consortium Members or any other person or is a member of a group with the Founder Parties, the Existing Shareholders, the Additional Consortium Members or any other person.

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Schedule 13D by adding the following immediately prior to the penultimate paragraph of Item 4.

Closing of Transaction

On April 18, 2014, at 2:00 p.m. (Beijing time), an extraordinary general meeting of the shareholders of the Issuer was held at 4th Floor-A, GeHua Building, QinglongHutong No 1, Dongcheng District, Beijing 100007.  At the extraordinary general meeting, the shareholders of the Issuer voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the proposal to authorize the directors and the officers to do all things necessary to give effect to the Merger Agreement.

On April 22, 2014, the Issuer and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies.  The Cayman Islands Registrar of Companies issued a certificate of merger dated April 23, 2014, pursuant to which the Merger became effective on April 23, 2014. As a result of the Merger, the Issuer will continue its operations as a wholly owned subsidiary of Holdco.

At the Effective Time, each Ordinary Share and each ADS issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive the Per Ordinary Share or Per ADS Merger Consideration, as applicable, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Rollover Shares, (ii) the Ordinary Shares owned by the Issuer as treasury shares, and (iii) the Ordinary Shares owned by holders of such Ordinary Shares who have validly exercised and not lost their appraisal rights pursuant to Section 238 of the Companies Law (2012 Revision) of the Cayman Islands.  The Company did not receive any notice of objection from any shareholder prior to the time of the extraordinary general meeting.

As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons immediately prior to the Effective Time were exchanged for shares of common stock of Holdco pursuant to the terms of the Merger Agreement and the Contribution Agreement.  Holdco owns all of the outstanding shares of the surviving corporation.

As a result of the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including NASDAQ.  In addition, 90 days after the filing of Form 15 in connection with the transaction, or such shorter period as may be determined by the Securities and Exchange Commission, the registration of the ADSs of the Issuer and the Ordinary Shares underlying them and the reporting obligations of the Issuer under the Securities Exchange Act of 1934, as amended will be terminated.

Item 5.  Interest in Securities of the Issuer

Sections (a)-(b) of Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the sections with the following paragraph:

(a)–(b) As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons immediately prior to the Effective Time were exchanged for shares of common stock of Holdco pursuant to the terms of the Merger Agreement and the Contribution Agreement.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of April 25, 2014, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  April 25, 2014

MCGRAW-HILL GLOBAL EDUCATION INTERMEDIATE HOLDINGS, LLC

By:	/s/ David Stafford
David Stafford
Senior Vice President and General Counsel

MHE US HOLDINGS, LLC

By:	/s/ David Stafford
David Stafford
Senior Vice President and General Counsel

MHE ACQUISITION, LLC

By:	/s/ David Stafford
David Stafford
Senior Vice President and General Counsel

GEORGIA HOLDINGS, INC.

By:	/s/ David Stafford
David Stafford
Senior Vice President and General Counsel

APOLLO CO-INVESTORS (MHE), L.P.

By:	Apollo Management (MHE), LLC its investment manager

	By:	Apollo Management VII, L.P. its member-manager

		By:	AIF VII Management, LLC its general partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT (MHE), LLC

By:	Apollo Management VII, L.P. its member-manager

	By:	AIF VII Management, LLC its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

AP GEORGIA HOLDINGS, L.P.

By:	AP Georgia Holdings GP, LLC its general partner

	By:	Apollo Management VII, L.P. its manager

		By:	AIF VII Management, LLC its general partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

AP GEORGIA HOLDINGS GP, LLC

By:	Apollo Management VII, L.P. its manager

	By:	AIF VII Management, LLC its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APPENDIX A

The following sets forth information with respect to the managers and certain of the executive officers of Management Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officers, managers and directors, as the case may be, of Management Holdings GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of all of the Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.